Exhibit (d)(2)

AMENDMENT TO ADVISORY AGREEMENT

WHEREAS, SCM Trust, a Massachusetts statutory trust (the "Trust'') and CCM Partners, LP a California limited partnership d/b/a Shelton Capital Management (the "Adviser"), are parties to that certain Investment Advisory Agreement dated October 11, 2016 (the "Agreement"); and

WHEREAS, the parties seek to amend the Agreement to reflect a revised Schedule A that lists only the Funds currently in existence;

NOW, THEREFORE, the Trust and the Adviser hereby agree to amend the Agreement whereby Schedule A is deleted in its entirety and replaced with Schedule A attached hereto.

IN W1TNESS WHEREOF, the undersigned execute this amendment to the Agreement this 9th day of May 2019.

Shelton Funds:

By:	/s/Kevin Kogler
Name:	Kevin Kogler
Trustee

CCM Partners, LP:

By:	/s/ Stephen C. Rogers
Name:	Stephen C. Rogers

Schedule A

FEE
SCHEDULE

Each Fund shall pay to the Adviser, as full compensation for all specifically identified administrative and investment management and advisory services furnished or provided to that Fund, pursuant to the Investment Advisory Agreement' a management fee based upon the Fund's average daily net assets at the following per annum rates:

FUND	Investment Advisory Fee as a Percent of Average Daily Net Assets Per Annum
Shelton BDC Income Fund	0.90% of all assets
Shelton International Select Equity Fund	0.74% of all assets
Shelton Real Estate Income Fund	0.80% of all assets
Shelton Tactical Credit Fund	1.17% of all assets